Exhibit 99

(1)	Represents shares of Common Stock of Intersections Inc. (the “Issuer”) that were contributed and assigned to WC SACD One, Inc., a Delaware corporation and the direct parent of Parent (as defined below) (“Newco”) in exchange for equity interests in Newco, pursuant to the terms and conditions of a contribution and assignment agreement, dated as of October 31, 2018 (the “Rollover Agreement”), by and between Loeb Holding Corporation (“LHC”) and Newco, which Support Agreement was filed as Exhibit 99.3 to Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by LHC and the Estate of Thomas L. Kempner on October 31, 2018. Such shares were contributed and assigned to Newco on January 11, 2019.

(2)	Represents shares of Common Stock of the Issuer that were cancelled and converted into the right to receive an amount equal to the Offer Price (as defined in the Offer (as defined below)), in cash, without interest, subject to any withholding of taxes required by applicable law (the “Cancelled Shares”), upon the terms and subject to the conditions set forth in the Merger Agreement (as defined below) and the Offer to Purchase, filed with the SEC on November 29, 2018, as amended (the “Offer”). The Cancelled Shares were cancelled on January 11, 2019, at the effective time of the Merger (as defined below).

(3)	Represents shares of Common Stock of the Issuer that were issued to LHC upon automatic conversion of the Notes (as defined below) immediately prior to the effective time of the Merger (as defined below) and subsequently contributed and assigned to Newco in exchange for equity interests in Newco, pursuant to the terms and conditions of the Rollover Agreement. Such shares were contributed and assigned to Newco on January 11, 2019.

(4)	As previously disclosed in the Form 4 filed with the SEC by LHC on November 1, 2018 (the “November Form 4”), on October 31, 2018, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with WC SACD One Parent, Inc., a Delaware corporation (“Parent”), and WC SACD One Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”). Subject to the terms and conditions of the Merger Agreement, (i) Merger Sub commenced pursuant to the Offer a tender offer to purchase any and all of the outstanding shares of Common Stock and (ii) following consummation of the Offer, Merger Sub has merged with and into the Issuer, with the Issuer surviving as a wholly-owned subsidiary of Parent (the “Merger”). The Merger was consummated on January 11, 2019. As previously disclosed in the November Form 4, on October 31, 2018, the Issuer also entered into a Note Purchase and Exchange Agreement (the “Note Purchase Agreement”) with certain investors, including LHC. Pursuant to the Note Purchase Agreement, on the date of execution of the Note Purchase Agreement, LHC exchanged certain unsecured convertible notes previously issued by the Issuer in the aggregate principal amount of $3,000,000 for $3,000,000 in aggregate principal amount of senior secured convertible notes of the Issuer (the “Notes”). On January 11, 2019, the Notes automatically converted immediately prior to the effective time of the Merger into shares of Common Stock of the Issuer. Subject to the terms and conditions of the Note Purchase Agreement, the Notes were convertible into Common Stock at a conversion price of $2.27 per share (subject to adjustment as provided in the Merger Agreement). Upon conversion of its Notes, LHC was issued 1,324,009 shares of Common Stock (the “Converted Shares”). Pursuant to the terms and conditions of the Rollover Agreement, LHC agreed to contribute and assign the Converted Shares to Newco in exchange for equity interests in Newco. The Convertible Shares were contributed and assigned to Newco on January 11, 2019, prior to the effective time of the Merger.